Exhibit 99.3

H&E EQUIPMENT SERVICES, INC.

LETTER TO HOLDERS

To Holders of 8 3/8% Senior Notes Due 2016:

H&E Equipment Services, Inc. is offering upon and subject to the conditions set forth in the Prospectus, dated          , 2006 (the “Prospectus”), and the enclosed Letter of Transmittal (the “Letter of Transmittal”), to exchange (the “Exchange Offer”) each $2,000 principal amount or integral multiple of $1,000 thereof of its newly issued 8 3/8% Senior Notes Due 2016 that have been registered under the Securities Act of 1933, as amended (the “New Notes”), for a like principal amount of its outstanding 8 3/8% Senior Notes Due 2016 issued on August 4, 2006 (the “Old Notes”), of which $250,000,000 principal amount is outstanding. The Exchange Offer is being made in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement, dated August 4, 2006, by and among the Company, the Guarantors (as defined therein), Credit Suisse Securities (USA) LLC and UBS Securities LLC.

Briefly, you may either:

a. Tender all or some of your Old Notes, along with a completed and executed Letter of Transmittal, and receive New Notes in exchange; or

b. Retain your Old Notes.

All tendered Old Notes must be received on or prior to          , 2006 at 5:00 p.m., New York City Time, (the “Expiration Date”), as shown in the accompanying Prospectus.

Please review the enclosed Letter of Transmittal and Prospectus carefully. If you have any questions on the terms of the Exchange Offer or questions regarding the appropriate procedures for tendering your Old Notes and the Letter of Transmittal, please call The Bank of New York at (212)       or write The Bank of New York Trust Company, N.A., Corporate Trust Operations, Reorganization Unit, 101 Barclay Street, 7E, New York, New York 10286, Attn:          .